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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28026

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: First Asset Financial Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1600 Pennsylvania Ave
(No. and Street)

McDonough	GA	30253
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jim R Webb	770-400-9800	faf@firstassetfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA
(Name – if individual, state last, first, and middle name)

100 E Sybelia Ave Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

07/28/2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Jim R Webb, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Asset Financial Inc, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JULI A CONN NOTARY PUBLIC HENRY COUNTY, GEORGIA Expires 2/27/26

Signature: [signature]

Title: CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FIRST ASSET FINANCIAL, INC.

Financial Statement
For the Year Ended December 31, 2022

Contents
As of and for Year Ended December 31, 2022

Financial Statements



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130   *Certified Public Accountants*   Telephone 407-740-7311
Maitland, FL 32751   Email: pam@ohabco.com   Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of First Asset Financial, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Asset Financial, Inc. as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of First Asset Financial, Inc. as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of First Asset Financial, Inc.'s management. Our responsibility is to express an opinion on First Asset Financial, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to First Asset Financial, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as First Asset Financial, Inc.'s auditor since 2009.

Maitland, Florida

April 7, 2023

FIRST ASSET FINANCIAL, INC.

Statement of Financial Condition
December 31, 2022

ASSETS

Cash and cash equivalents	$ 121,363.42
Clearing deposit	10,024
Commissions receivable	23,728
Prepaid expenses	12,665
TOTAL ASSETS	$ 167,780

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ -
Commissions payable	14,278
Due to related party	3,070
Federal income tax payable	-
State income tax payable	-
Deferred revenue - rep fees	29,281
TOTAL LIABILITIES	46,629

STOCKHOLDER'S EQUITY

Common stock, $1 par value, 10,000 shares authorized issued and outstanding	10,000
Additional paid in capital	105,895
Treasury stock	(3,000)
Retained earnings (deficit)	8,255
TOTAL STOCKHOLDER'S EQUITY	121,150
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 167,780

The accompanying notes are an intergral part of these financial statements.

1.   Business and Summary of Significant Accounting Policies

Business

First Asset Financial, Inc. ("the Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of Financial Industry Regulatory Authority ("FINRA). The Company was incorporated in June 2005. The Company introduces its customers' business on a fully disclosed basis to a clearing broker, who clears and carries the Company's customer accounts.

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash in Bank

The Company maintains its bank accounts in high credit quality institutions. Balances at times may exceed federally insured limits. The company has not experienced any losses in such accounts and believes it is not exposed to any significant risk.

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2022, the Company had no uninsured cash balances.

Receivable from Clearing Firm and Restricted Cash

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The Company has a deposit with its clearing broker, which is refundable to the Company should it discontinue its arrangement. Amounts receivable from its clearing organization consist of commissions receivable. The receivable is considered fully collectible, and no allowance is required.

Property and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is

based on the straight-line method over the estimated useful lives. The estimated useful lives of furniture and equipment are from 5 to 7 years. Expenditures for maintenance and repairs are charged against operations. Additions, improvements, and expenditures that extend the life of the assets are capitalized.

The Company periodically assesses the recoverability of the carrying amounts of long-lived assets. A loss is recognized when expected undiscounted cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which future cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which the carrying amount of the asset exceeds its fair value. The Company did not recognize an impairment loss on its long-lived assets for the year ended December 31, 2022.

Income Taxes

Income taxes are computed based on income for financial reporting purposes. Deferred income taxes are reported for timing differences between items of income or expenses reported in the financial statements and those reported for income tax purposes. The differences relate principally to book income calculated using the accrual method of accounting and tax income calculated using the cash basis.

The Company is included in the consolidated federal income tax return filed by its Parent. The income taxes will be calculated and paid through the parent company. The company will pay a percentage of the C-Corp taxes as a whole through the parent company and not just the taxes attributable to the company. The taxes will be paid through the common paymaster of the parent company. The Company and its subsidiaries file their own state and local tax returns.

The company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of the period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Use of Estimates

The process of preparing financial statements in conformity with US GAAP requires the use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates primarily relate to transactions in process and events as of the date of the financial statements.

Accordingly, upon completion, actual results may differ from estimated amounts.

Related Party Transactions

Pursuant to the purchase agreement in May 2021 with American Global Wealth Services, Inc., the Company is responsible for the following monthly payments:
To the prior owner for rent in the amount of $500.00 per month, site and operations expenses in the amount of $2,000 per month, which totaled $6,000 and $24,000 for the year ending December 31, 2022. The contract also include payments to the former owner of $5,333 per month which totaled $63,996 for the year ending December 31, 2022.

The Company has elected not to apply the recognition requirements of Topic 842 relating to its related party office lease and instead electing to recognize the lease payments as lease costs on a straight-line basis over the lease term.

2.   Revenue from Contracts with Customers

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Commissions from the sale of mutual funds and variable annuities and 12b-1's are recognized as revenue at the point in time the associated service is fulfilled which is based on the trade date.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable accounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of the time the investor remains in the funds, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which

are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

3.   Commitments

The Company does not have any commitments or contingencies.

4.   Financial Instruments with Off-Balance Sheet Risk and
 Concentrations of Credit Risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2022, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

5.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital (Rule15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.
At December 31, 2022, the Company had excess net capital of $99,204 and a net capital

ratio of 44.75% to 1.

6.   Contingencies and Concentration of Credit Risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. Therefore, all of the customer's money balances and long and short securities positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing broker agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company, and the clearing broker, monitor collateral on the securities transactions introduced by the Company.

The Company is subject to arbitration and litigation in the normal course of business. The Company has no litigation in progress at December 31, 2022.

7.   Prior Period Adjustment
The accumulated gain as of December 31, 2022 was increased by $16,639 to reflect the tax fee reported on the 2021 consolidated tax return.

8.   Subsequent Events

Management has assessed subsequent events through the date the financial statements were available to be issued. The Company has determined that no subsequent events were identified that require disclosure.